UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 24) *

M & F Worldwide Corp.

(Name of Issuer )

Common Stock, par value $.01 per share

(Title of Class of Securities)

552541104

(CUSIP Number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10021
(212) 572-8600

( Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552541104

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,194,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,194,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,194,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 38.4%
14.		Type of Reporting Person CO

CUSIP No. 552541104

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings One LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,248,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,248,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,248,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 34.0%
14.		Type of Reporting Person OO

CUSIP No. 552541104

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings Two LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 946,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 946,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 946,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 4.4%
14.		Type of Reporting Person OO

This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002, Amendment No. 17 thereto dated December 4, 2002, Amendment No. 18 thereto dated November 7, 2003, Amendment No. 19 thereto dated November 14, 2003, Amendment No. 20 thereto dated September 14, 2004, Amendment No. 21 thereto dated June 6, 2005, Amendment No. 22 thereto dated March 22, 2007 and Amendment No. 23 thereto dated May 23, 2007 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly Mafco Holdings Inc.), a Delaware corporation ("MacAndrews & Forbes Holdings"), MFW Holdings One LLC, a limited liability company formed under the laws of the state of Delaware ("Holdings One"), MFW Holdings Two LLC, a limited liability company formed under the laws of the state of Delaware ("Holdings Two"), Mafco Consolidated Group Inc., a Delaware corporation ("MCG"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended by adding the following at the end thereof:

(a)-(c)        Schedule I is hereby amended by removing the reference to Howard Gittis as Director and Vice Chairman of MacAndrews & Forbes Holdings Inc.

Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 5 below, on November 29, 2007, Holdings Two acquired 196,000 shares of Common Stock for an aggregate purchase price of $10,086,160, which funds were obtained from cash on hand.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following at the end thereof:

(a)-(b)         As of September 30, 2007, there were 21,331,270 shares of Common Stock outstanding.  Holdings One beneficially owns 7,248,000 shares of Common Stock, representing approximately 34.0% of the Common Stock outstanding.  Holdings Two beneficially owns 946,000 shares of Common Stock, representing approximately 4.4% of the Common Stock outstanding.  MacAndrews & Forbes Holdings may be deemed to have beneficial ownership of 8,194,000 shares of Common Stock (representing approximately 38.4% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), which includes the 7,248,000 shares of Common Stock beneficially owned by Holdings One and the 946,000 shares of Common Stock beneficially owned by Holdings Two that MacAndrews & Forbes Holdings may be deemed to share beneficial ownership of by virtue of MacAndrews & Forbes Holdings’ ownership of 100% of the common interests of each of Holdings One and Holdings Two.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings, may be deemed to beneficially own all the shares of Common Stock beneficially owned by MacAndrews & Forbes Holdings, Holdings One and Holdings Two.  Mr. Perelman also beneficially owns 200,000 shares of Common Stock representing 0.9% of the Common Stock outstanding.

Barry F. Schwartz, the Executive Vice Chairman of MacAndrews & Forbes Holdings, Chief Executive Officer of the Company, and Executive Vice President of Holdings One and Holdings Two, beneficially owns 5,000 shares of Common Stock, representing approximately 0.02% of the Common Stock outstanding.

Paul G. Savas, the Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings, Executive Vice President of Holdings One and Executive Vice President of Holdings Two, beneficially owns 1,000 shares of Common Stock, representing approximately 0.005% of the Common Stock outstanding.

(c)                  The following transactions were effected during the past sixty days by the persons named above:

On November 29, 2007, Holdings Two acquired 196,000 shares of Common Stock in a privately-negotiated transaction for a purchase price of $51.46 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2007	MacAndrews & Forbes Holdings Inc.

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

MFW Holdings One LLC
MFW Holdings Two LLC

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice President